Exhibit 99.1
Avago Technologies Announces
First Quarter Fiscal Year 2008 Financial Results
•	Revenue up 7% year-over-year

•	Non-GAAP operating income improved 47% over last year

•	Adjusted EBITDA of $84 million, an increase of 12% over Q1 FY07

•	Long-term debt declines 30% year-on-year
SAN JOSE, Calif., — February 28, 2008 — Avago Technologies, a leading supplier of analog interface components for communications, industrial and consumer applications, today reported financial results for its first fiscal quarter, ended February 3, 2008.
On January 10, 2008 the Company completed the sale of its infrared product line. Accordingly, the contribution from this business is presented as discontinued operations.
First Quarter Fiscal 2008 GAAP Results
Net revenue of $402 million grew sequentially by $11 million, or 3 percent, and increased $27 million, or 7 percent over the same period a year ago. The sequential increase in a period of seasonal weakness underscores market share gains in the wired and wireless communications markets. Record gross margin of $157 million, or 39 percent of sales, represents an improvement of $28 million versus last quarter and $46 million compared with the first quarter of fiscal 2007.
Operating expenses were $125 million, compared with $111 million in the previous quarter and $122 million in Q1 of fiscal 2007. Net income was $4 million, versus a net loss of $2 million last quarter and net income of $6 million in the same quarter a year ago.
Cash balances of $61 million at the end of January include the effect of $204 million used to redeem $200 million of the Company’s Floating Rate Notes. Additionally, $13 million, net, was spent on acquisitions and divestures and $18 million on recurring December year-end payments.
First Quarter Fiscal 2008 Non-GAAP Results
Strong sales of products serving the fiber optics and handset markets, combined with a more favorable product mix were key drivers for the $22 million uptick in gross profit from the previous quarter and a $31 million improvement from the first quarter of fiscal 2007. Corresponding gross margin of 43 percent represents a sequential and year-over-year increase of approximately 500 basis points.
With the conclusion of backend manufacturing outsourcing programs, technical resources previously focused on manufacturing engineering activities were redeployed to product development. This realignment, combined with higher project costs associated with a large number of new product introductions, were the main reason R&D expenses rose to $65 million for the quarter. Sales, general and administrative costs declined by $2 million sequentially, driven by continued cost control efforts.

Avago Technologies Reports First Quarter Fiscal Year 2008 Financial Results
Benefiting from the strong operating results, income from operations reached $63 million, or 16 percent of revenue, versus 14 percent in the preceding quarter and 11 percent in the first quarter of fiscal 2007.
The Company recorded record net income of $36 million in the first quarter. This compares with net income of $31 million in the prior quarter and $12 million in the same quarter a year ago. The positive operating performance resulted in Adjusted EBITDA reaching $84 million, a $2 million increase over the previous quarter and a $9 million improvement over the first quarter of fiscal 2007.
“Our robust revenue and operating performance during what is a seasonally weaker quarter illustrates the early results of aligning our product portfolio to address more profitable niches, and share gains in targeted markets,” said Hock E. Tan, president and CEO of Avago Technologies. “We continued to focus on improving our capital structure with the early redemption of $200 million of the Floating Rate Notes, further reducing our long-term debt to $705 million at the end of January.”
Financial Results Conference Call
Avago Technologies will host a conference call to review its financial results for the first fiscal quarter today at 2:00 p.m. Pacific Time. Those wishing to access the call should dial (480) 629-9031 approximately 10 minutes prior to the start of the call. A replay will be available until Midnight Pacific Time Thursday, March 6, 2008. To access the replay, dial (303) 590-3030, passcode: 3844754.
Non-GAAP Financial Measures
In addition to GAAP reporting, Avago reports net income or loss, as well as gross margin and operating expenses, on a non-GAAP basis. This non-GAAP earnings information excludes stock-based compensation expense, amortization of intangibles and unusual items and their related tax effects. In addition, Avago also discloses Adjusted EBITDA as measured by the Company’s principal debt instruments. Avago believes this non-GAAP earnings information provides additional insight into the Company’s on-going performance and has therefore chosen to provide this information to investors for a more consistent basis of comparison and to emphasize the results of on-going operations. These historical non-GAAP measures are in addition to, and not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. A reconciliation between GAAP and non-GAAP net income (loss) is included in the tables below.
About Avago Technologies
Avago Technologies is a leading supplier of analog interface components for communications, industrial and consumer applications. By leveraging its core competencies in III-V compound and silicon semiconductor design and processing, the company provides an extensive range of analog, mixed signal and optoelectronics components and subsystems to more than 40,000 customers. Backed by strong customer service support, the company’s products serve four diverse end markets: industrial and automotive, wired infrastructure, wireless communications, and computer peripherals. Avago has a global employee presence and heritage of technical innovation dating back 40 years to its Hewlett-Packard roots. Information about Avago is available on the Web at www.avagotech.com.

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Avago Technologies Reports First Quarter Fiscal Year 2008 Financial Results
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Safe Harbor Statement
This announcement and supporting materials may contain forward-looking statements which address our expected future business and financial performance. These forward looking statements are based on current expectations, estimates, forecasts and projections of future Company or industry performance based on management’s judgment, beliefs current trends and market conditions and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Accordingly, we caution you not to place undue reliance on these statements. For Avago, particular uncertainties which could adversely or positively affect future results include cyclicality in the semiconductor industry or in our end markets; fluctuations in interest rates; our ability to generate cash sufficient to service our debt and to fund our research and development, capital expenditures and other business needs; our increased dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property; our competitive performance and ability to continue achieving design wins with our customers; our ability to achieve the growth prospects and synergies expected from our acquisitions; delays and challenges associated with integrating acquired companies with our existing businesses; our ability to improve our cost structure through our manufacturing outsourcing program; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature. Our Annual Report on Form 20-F filed with the SEC on December 13, 2007, recent Current Reports on Form 6-K, and other Avago filings with the U.S. Securities and Exchange Commission (“SEC”) (which you may obtain for free at the SEC’s website at http://www.sec.gov) discuss some of the important risk factors that may affect our business, results of operations, and financial condition.
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Investor Contact:
Jim Fanucchi
Summit IR Group Inc.
(408) 404-5400
jim@summitirgroup.com

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AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED
(IN MILLIONS)

	Three months ended
	February 3,	October 31,	January 31,
	2008	2007	2007
Net revenue	$402	$391	$375
Costs and expenses:
Cost of products sold:
Cost of products sold	230	241	235
Amortization of intangible assets	14	15	15
Restructuring charges	1	6	14

Total cost of products sold	245	262	264
Research and development	66	51	50
Selling, general and administrative	50	45	57
Amortization of intangible assets	7	7	7
Restructuring charges	2	8	8

Total costs and expenses	370	373	386

Income (loss) from operations	32	18	(11)
Interest expense	(25)	(26)	(29)
Loss on extinguishment of debt	(10)	(1)	—
Other income, net	1	6	1

Loss from continuing operations before income taxes	(2)	(3)	(39)
Provision for income taxes	3	2	3

Loss from continuing operations	(5)	(5)	(42)
Income from and gain on discontinued operations, net of income taxes	9	3	48

Net income (loss)	$4	$(2)	$6

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
FINANCIAL SUMMARY (NON-GAAP) - UNAUDITED
(IN MILLIONS, except percentages)

	Three months ended
	February 3,	October 31,	January 31,
	2008	2007	2007
Net revenue	$402	$391	$375
Gross margin	172	150	141
% of net revenue	43%	38%	38%
Research and development	$65	$51	$50
Selling, general and administrative	$44	$46	$48

Total operating expenses	$109	$97	$98
% of net revenue	27%	25%	26%
Income from operations	$63	$53	$43
Interest expense	$(25)	$(26)	$(29)

Net income	$36	$31	$12
The financial summary excludes amortization of acquisition-related intangibles, share-based compensation, restructuring and impairment charges, acquired in-process research and development, loss on extinguishment of debt, and income (loss) from and gain on discontinued operations.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
FINANCIAL BRIDGE: GAAP TO NON-GAAP - UNAUDITED
(IN MILLIONS)

	Three months ended
	February 3,	October 31,	January 31,
	2008	2007	2007
Net income (loss) on GAAP basis	$4	$(2)	$6

Amortization of acquisition-related intangibles
Cost of products sold	14	15	15
Operating Expenses	7	7	7

	21	22	22

Share-based compensation expense
Cost of products sold	—	—	1
Operating Expenses	7	(1)	9

	7	(1)	10

Restructuring charges
Cost of products sold	1	6	14
Operating Expenses	2	8	8

	3	14	22

Loss on extinguishment of debt	10	1	—

Income from and gain on discontinued operations	(9)	(3)	(48)

Net income on Non-GAAP basis	$36	$31	$12

To supplement our unaudited condensed consolidated financial statements presented in accordance with GAAP, we have shown above a non-GAAP presentation of the Company’s net income (loss), which is adjusted to reflect the GAAP results excluding amortization of acquisition-related intangibles, share-based compensation, restructuring and impairment charges, acquired in-process research & development, loss on extinguishment of debt, and income from and gain on discontinued operations.
This non-GAAP presentation is provided to enhance the reader’s overall understanding of the comparability of the Company’s financial performance between periods.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA AND ADJUSTED EBITDA - UNAUDITED
(IN MILLIONS)

	Three months ended
	February 3,	October 31,	January 31,
	2008	2007	2007
Net income (loss)	$4	$(2)	$6
Interest expense	25	26	29
Income taxes	3	2	3
Depreciation and amortization expense	39	42	45

EBITDA	71	68	83

Restructuring charges	3	14	22
Purchase accounting adjustments	1	2	5
Share-based compensation	7	(1)	10
Unusual or non-recurring charges	1	1	3
Loss on extinguishment of debt	10	1	—
Income from and gain on discontinued operations	(9)	(3)	(48)

Adjusted EBITDA	$84	$82	$75

EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted to give effect to certain items that are required in calculating covenant compliance under our senior and senior subordinated notes as well as under our senior secured credit facility. Adjusted EBITDA is calculated by subtracting from or adding to EBITDA items of income or expense described above. EBITDA and Adjusted EBITDA do not represent net income (loss), as that term is defined under GAAP, and should not be considered as an alternative to net income as an indicator of our operating performance.
Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow available for management or discretionary use as such measures do not consider certain cash requirements such as capital expenditures, tax payments and debt service requirements. EBITDA and Adjusted EBITDA as presented herein are not necessarily comparable to similarly titled measures.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS - UNAUDITED
(IN MILLIONS)

	February 3,	October 31,
	2008	2007 (1)
ASSETS

Current assets:
Cash and cash equivalents	$61	$309
Trade accounts receivable, net	235	218
Inventory	153	140
Assets of discontinued operations	—	25
Other current assets	28	25

Total current assets	477	717
Property, plant and equipment, net	293	292
Goodwill	145	122
Intangible assets, net	773	777
Other long-term assets	48	43

Total assets	$1,736	$1,951

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$201	$194
Employee compensation and benefits	40	56
Accrued interest	14	34
Capital lease obligations - current	2	2
Other current liabilities	30	44

Total current liabilities	287	330

Long-term liabilities:
Long-term debt	705	903
Capital lease obligations - non-current	5	4
Other long-term liabilities	54	30

Total liabilities	1,051	1,267

Shareholder’s equity:
Ordinary shares, no par value	1,072	1,066
Accumulated deficit	(391)	(386)
Accumulated other comprehensive income	4	4

Total shareholder’s equity	685	684

Total liabilities and shareholder’s equity	$1,736	$1,951

(1)	Amounts as of October 31, 2007 have been derived from audited financial statements as of that date.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED
(IN MILLIONS)

	Three months ended
	February 3,	October 31,	January 31,
	2008	2007	2007
Cash flows from operating activities:
Net income (loss)	$4	$(2)	$6

Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:

Depreciation and amortization	39	42	45
Amortization of debt issuance costs	1	1	1
Gain on sale of discontinued operations	(9)	(3)	(48)
Non-cash portion of restructuring charges	—	3	—
Loss on extinguishment of debt	5	1	—
Share-based compensation	7	(1)	10
Changes in assets and liabilities, net of acquisition and dispositions:
Trade accounts receivable	(13)	1	11
Inventory	(12)	(2)	3
Accounts payable	6	29	(29)
Employee compensation and benefits	(16)	6	(25)
Other current assets and current liabilities	(39)	48	(56)
Other long-term assets and long-term liabilities	14	(3)	6

Net cash (used in) provided by operating activities	(13)	120	(76)

Cash flows from investing activities:
Purchase of property, plant and equipment	(15)	(10)	(11)
Purchase of intangible assets	(6)	—	—
Acquisitions, net of cash acquired	(38)	—	—
Proceeds from sale of discontinued operations	25	4	55

Net cash (used in) provided by investing activities	(34)	(6)	44

Cash flows from financing activities:
Debt repayments	(200)	(15)	—
Cash settlement of equity awards	(1)	(4)	—
Tax benefits from share-based compensation	—	1	—

Net cash used in financing activities	(201)	(18)	—

Net (decrease) increase in cash and cash equivalents	(248)	96	(32)
Cash and cash equivalents at the beginning of period	309	213	272

Cash and cash equivalents at end of period	$61	$309	$240